Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and Six months ended November 30, 2009
(Unaudited)

Prepared by Management without review by the Company’s auditor.

MEDICURE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	November 30, 2009	May 31, 2009

Assets
Current assets:
Cash and cash equivalents	$629,065	$1,978,725
Accounts receivable (Note 4)	608,969	551,697
Inventories (Note 5)	818,435	631,303
Prepaid expenses	171,589	357,884

	2,228,058	3,519,609

Property and equipment (Note 6)	69,838	93,532
Intangible assets (Note 7)	5,552,954	5,936,819

	$7,850,850	$9,549,960

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,097,319	$1,512,377
Accrued interest on long-term debt (Note 8)	3,990,893	2,542,560

	5,088,212	4,054,937

Long-term debt (Note 8)	24,311,139	25,041,982

Shareholders’ deficiency:
Capital stock (Note 9(b))	116,014,623	116,014,623
Warrants (Note 9(d))	9,065,720	9,065,720
Contributed surplus (Note 9(c))	4,006,234	3,921,998
Deficit	(150,635,078)	(148,549,300)

	(21,548,501)	(19,546,959)
Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 10)

	$7,850,850	$9,549,960

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Gerald McDole"
Director	Director

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	Nov 30, 2009	Nov 30, 2008	Nov 30, 2009	Nov 30, 2008

Revenue
Product sales, net	$977,297	$1,457,960	$1,918,257	$2,628,819

Expenses
Cost of goods sold, excluding amortization	55,324	85,202	109,108	153,022
Selling, general and administrative	1,068,431	2,148,613	2,842,050	4,059,836
Research and development (Note 10(a))	81,398	137,425	270,656	(374,034)
Investment tax credits	-	-	(306,692)	-
Amortization	218,783	259,572	448,535	496,971

	1,423,936	2,630,812	3,363,657	4,335,795

Loss before the undernoted	(446,639)	(1,172,852)	(1,445,400)	(1,706,976)

Other expenses (income):
Interest and other	(4,210)	(115,329)	(5,810)	(219,395)
Interest expense	814,757	2,039,684	1,654,248	3,161,578
Foreign exchange (gain) loss, net	(1,080,967)	3,878,103	(1,008,060)	5,334,752

	(270,420)	5,802,458	640,378	8,276,935

Loss and comprehensive loss for the period	(176,219)	(6,975,310)	(2,085,778)	(9,983,911)

Basic and diluted loss per share	$(0.00)	$(0.05)	$(0.02)	$(0.08)

Weighted average number of common
shares used in computing basic and
diluted loss per share	130,307,552	130,307,552	130,307,552	130,307,552

MEDICURE INC.
Interim Consolidated Statements of Shareholders’ Deficiency
(Expressed in Canadian dollars)
(Unaudited)

	Six months ended	Six months ended
	November 30, 2009	November 30, 2008

Capital stock:
Balance, beginning of period	$116,014,623	$116,014,623
Balance, end of period	116,014,623	116,014,623

Warrants:
Balance, beginning of period	9,065,720	9,094,635
Balance, end of period	9,065,720	9,094,635

Contributed surplus:
Balance, beginning of period	3,921,998	3,568,055
Stock-based compensation	84,236	114,899
Balance, end of period	4,006,234	3,682,954

Deficit:
Balance, beginning of period	(148,549,300)	(135,233,473)
Loss and comprehensive loss for the period	(2,085,778)	(9,983,911)
Balance, end of period	(150,635,078)	(145,217,384)

Shareholders’ deficiency	$(21,548,501)	$(16,425,172)

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	Nov 30, 2009	Nov 30, 2008	Nov 30, 2009	Nov 30, 2008

Cash provided by (used in):

Operating activities:
Loss and comprehensive loss for the period	$(176,219)	$(6,975,310)	$(2,085,778)	$(9,983,911)
Adjustments for:
Amortization of property and equipment	7,800	10,175	17,351	22,513
Amortization of intangible assets	210,927	249,397	431,129	474,458
Amortization of deferred debt issue expense	49,581	204,528	98,897	285,728
Accretion of long-term debt	53,014	165,095	133,383	272,680
Stock-based compensation	42,118	104,281	84,236	114,899
Unrealized foreign exchange (gain) loss	(962,583)	4,068,270	(963,123)	5,629,840
Change in the following:
Accounts receivable	356,886	300,767	(57,272)	(11,078)
Inventories	(237,433)	72,316	(187,132)	(374,156)
Prepaid expenses	79,468	153,748	186,295	138,938
Accounts payable and accrued liabilities	(336,171)	(8,325)	(411,886)	(3,149,244)
Accrued interest on long-term debt	650,473	-	1,448,333	-

	(262,139)	(1,655,058)	(1,305,567)	(6,579,333)

Investing activities:
Proceeds on sale (acquisition) of
property and equipment, net	-	(958)	3,171	(2,524)
Acquisition of intangible assets	(47,263)	(62,494)	(47,264)	(148,901)

	-	-	-	-

Foreign exchange gain (loss) on cash
held in foreign currency	-	-	-	-

Decrease in cash and cash equivalents	(309,402)	(1,718,510)	(1,349,660)	(6,730,758)
Cash and cash equivalents, beginning of period	938,467	6,892,682	1,978,725	11,904,930

Cash and cash equivalents, end of period	$629,065	$5,174,172	$629,065	$5,174,172

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

1.	Nature of operations and going concern assumption:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research and development and commercialization of human therapeutics. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT® , a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s lead research and development program is TARDOXALTM (product previously referred to as AVASTREMTM ). This program grew out of Medicure’s effort to reposition MC-1, pyridoxal 5’ phosphate (P5P), a naturally occurring small molecule, for new chronic medical conditions. The Company is also looking to generate shareholder value by, among other things, exploring other potential applications of MC-1 and by gaining value from its library of small-molecule anti-thrombotics.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations. In addition, the Company has had to seek extensions from its lender under its secured debt financing agreement dated September 17, 2007 to defer required payments originally due July 15 and October 15, 2009 (note 8). Without these extensions the Company would have been in default in respect to its long-term debt. Upon an event of default, the lender could exercise its security rights under the agreement.

The Company has experienced a loss of $2,085,778 and negative cash flows from operations of $1,349,660 in the six months ending November 30, 2009, and has accumulated a deficit of $150,635,078 as at November 30, 2009. In March 2008, the Company announced a corporate restructuring which included a significant reduction in numbers of staff and in resources allocated to certain programs. The Company continues to further reduce its staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. The Company is also in discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

1.	Nature of operations and going concern assumption (continued):

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended May 31, 2009, except for the following accounting policies adopted by the Company.

The following Handbook Section, released by the Canadian Institute of Chartered Accountants (CICA) was adopted prospectively by the Company on June 1, 2009:

(a) Goodwill and intangible assets:

Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research & Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. There was no impact on the Company's financial position and results of operations on adoption of this standard.

3.	Recent accounting pronouncements:

(a)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB’s strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

3.	Recent accounting pronouncements (continued):

(b)

In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

(c)

In January 2009, the CICA issued Handbook Section 1602, "Non-controlling interests," which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

(d)

In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

4.	Accounts receivable:

	November 30, 2009	May 31, 2009

Trade accounts receivable	$582,519	$448,563
Interest receivable	10,406	10,352
Other	16,044	92,782

	$608,969	$551,697

As at November 30, 2009, the trade accounts receivable consists of amounts owing from three customers which represent approximately 95 percent (May 31, 2009 - 95 percent) of trade accounts receivable.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

5.	Inventories:

	November 30, 2009	May 31, 2009
Raw materials and packaging materials	$285,730	$145,146
Finished goods	532,705	486,157
	$818,435	$631,303

6.	Property and equipment:

		Accumulated	Net book
November 30, 2009	Cost	amortization	value

Computer equipment	$156,212	$146,155	$10,057
Furniture, fixtures and equipment	177,459	117,678	59,781
Leasehold improvements	20,671	20,671	-

	$354,342	$284,504	$69,838
		Accumulated	Net book
May 31, 2009	Cost	amortization	value

Computer equipment	$155,958	$143,919	$12,039
Furniture, fixtures and equipment	184,056	102,563	81,493
Leasehold improvements	20,671	20,671	-

	$360,685	$267,153	$93,532

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
November 30, 2009	impairments	amortization	value

Patents	$9,701,439	$5,061,485	$4,639,954
Trademarks	1,534,440	758,391	776,049
Customer list	270,784	133,833	136,951

	$11,506,663	$5,953,709	$5,552,954

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

7.	Intangible assets (continued):

	Cost, net of	Accumulated	Net book
May 31, 2009	impairments	amortization	value

Patents	$9,654,175	$4,696,494	$4,957,681
Trademarks	1,534,440	702,173	832,267
Customer list	270,784	123,913	146,871

	$11,459,399	$5,522,580	$5,936,819

As described in Note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	November 30, 2009	May 31, 2009
Birmingham long-term debt	$24,311,139	$25,041,982
Current portion of long-term debt	-	-
	$24,311,139	$25,041,982

Principal repayments to maturity by fiscal year are as follows:

2012	$878,375
2013	1,835,462
2014	2,632,739
Thereafter	21,088,423

26,434,999
Less deferred debt issue expenses (net of accumulated amortization of $459,842)	(2,123,860)

$24,311,139

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

8.	Long-term debt (continued):

As at November 30, 2009 the current portion of the minimum payment due that is included in the accrued interest on long-term debt is $2,237,480, or US$2,116,020 (May 31, 2009 - $1,899,186). Of this amount, US$1,739,659 million payment was originally due on July 15, 2009 however the Company has negotiated extensions with the lender to August 14, 2009 and subsequently to September 1, 2009. Effective December 21, 2009 the Company and the lender agreed to a further deferral to be in effect until the earlier of January 21, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an event of default. In the event of default, the lender could exercise its security rights under the agreement (see Note 1).

As disclosed in (Note 9(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity. The Company recorded a long-term debt liability of CDN$24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of November 30, 2009, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

9.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2008	130,307,552	$ 116,014,623
Balance, May 31, 2009	130,307,552	116,014,623
Balance, November 30, 2009	130,307,552	$ 116,014,623

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

Changes in the number of options outstanding during the six months ended November 30, 2009 and 2008 are as follows:

	November 30, 2009		November 30, 2008

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	7,272,807	$0.57	6,717,683	$0.87
Granted	-	-	1,625,000	0.04
Forfeited, cancelled or expired	(310,600)	0.19	(1,499,723)	0.80

Balance, end of period	6,962,207	$0.59	6,842,960	$0.69

Options exercisable, end of period	3,717,305		2,385,028

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

9.	Capital stock (continued):

	(c)	Options (continued):

Options outstanding at November 30, 2009 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $1.68	6,412,207	8.37 years	$0.46	3,167,305
$1.69 - $2.73	550,000	3.99 years	$2.14	550,000

$0.03 - $2.73	6,962,207	8.03 years	$0.59	3,717,305

The compensation expense related to stock options granted in previous periods under the stock option plan for six months ended November 30, 2009 was $84,236 (2009 - $114,899).

(d)	Warrants:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	Nov 30,
(Expiry date)	granted	per share	2008	(Cancelled)	2009	(Cancelled)	2009

104,110 units (August 19, 2008)	104,110	$1.18	104,110	(104,110)	-	-	-

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

9.	Capital stock (continued):

	(d)	Warrants (continued):

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

	(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

10.	Commitments and contingencies:

	(a)	Commitments:

As at November 30, 2009 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31: (USD $)
2010 - remaining	$483,000
2011	644,000
2012	805,000
2013	403,000

$2,335,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of USD $2,335,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

10.	Commitments and contingencies (continued):

	(a)	Commitments (continued):

The Company has a business and administration services agreement with Genesys Venture Inc. (Note 11) under which the Company is committed to pay $25,000 per month or $300,000 per annum. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at November 30, 2009, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at November 30, 2009, the Company has committed to fund a further $3,000,000 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

	(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

The above royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 8).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

11.	Related party transactions:

During the six months ended November 30, 2009, the Company paid companies controlled by a director a total of $223,414 (2008 - $87,503) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.	Financial instruments:

The Company has classified its financial instruments as follows:

	November 30, 2009	May 31, 2009

Financial assets:
Cash and cash equivalents (held-for-trading)	629,065	1,978,725
Accounts receivable and research advances (loans and receivables)	608,969	551,697

	1,238,034	2,530,422

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	5,088,212	4,054,937
Long-term debt (other financial liabilities)	24,311,139	25,041,982

	29,399,351	29,096,919

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (Note 1) and underlying terms and conditions of the debt agreement (Note 8). The Company has not entered into future or forward contracts as at November 30, 2009.

The Company’s financial instruments are exposed to certain financial risk, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

12.	Financial instruments (continued):

	(a)	Credit risk (continued):

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At November 30, 2009, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

	(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company is currently in negotiations with its lender to restructure a payment of US$2,116,020 million which at November 30, 2009 is due the earlier of January 21, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender (Note 8). Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations (see note 1).

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 8.

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company’s earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	November 30, 2009	May 31, 2009

Cash and cash equivalents	$420,589	$1,151,509
Accounts receivable	530,242	410,885
Accounts payable and accrued liabilities	(607,555)	(934,099)
Accrued interest on long-term debt	(3,774,250)	(2,328,992)
Long term debt	(25,000,000)	(25,000,000)

	$(28,430,974)	$(26,700,697)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

12.	Financial instruments (continued):

	(c)	Market risk (continued):

		(i)	Currency risk (continued):

Based on the above net exposures as at November 30, 2009, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,400,000 in the Company’s net loss.

		(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

An increase in 100 basis points in interest rates during the six months ended November 30, 2009, with all other variables held constant, would have decreased the shareholders’ deficiency and decreased the net loss by approximately $13,000. The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 8.

13.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (Note 1) and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the six months ended November 30, 2009.

14.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in three locations; Canada, the United States and Barbados. During the six months ended November 30, 2009, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 32 percent, Customer B accounted for 31 percent, Customer C accounted for 31 percent, and the remaining four customers accounted for 6 percent of revenues.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Six months ended November 30, 2009 and 2008

14.	Segmented information:

Property and equipment and intangible assets are located in the following countries:

	November 30, 2009	May 31, 2009

Canada	$164,439	$129,430
Barbados	5,411,229	5,837,505
United States	47,124	63,416